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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, DC 20549
                                                                                                                           Form N-8F


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I.        General Identifying Information

1.        Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

                   (X)      Merger

                   ( )      Liquidation

                   ( )      Abandonment of Registration
                            (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                   ( )      Election of status as a Business Development Company
                            (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.

2.        Name of fund:  Investors Life Separate Account D

3.        Securities and Exchange Commission File No.: 811- 7864

4.        Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                   (X)      Initial Application         ( )      Amendment

5.        Address of Principal Executive Office (include No. & Street, City, State, Zip code):

                                     Midland National Life Insurance Company
                                     One Midland Plaza
                                     Sioux Falls SD  57193

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6.        Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                     Terri Silvius
                                     Compliance Manager
                                     525 W. Van Buren
                                     Chicago IL  60607
                                     (800) 800-3656 ext. 27858

7.        Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):

                                     Midland National Life Insurance Company
                                     Executive Office
                                     One Midland Plaza
                                     Sioux Falls, SD  57193

                                     (605) 335-5700

          Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.        Classification of fund (check only one):

                   ( )      Management company;

                   (X)      Unit investment trust; or

                   ( )      Face-amount certificate company.

9.        Subclassification if the fund is a management company (check only one):

                   ( )      Open-end                    ( )      Closed-end

10.       State Law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                     South Dakota

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                     None

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12.       Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                     None.  Prior to the merger in 1996, Walnut Street Securities was the principal underwriter

13.       If the fund is a unit investment trust ("UIT") provide:

                    (a)       Depositor's name(s) and address(es):

                                     Midland National Life Insurance Company
                                     One Midland Plaza
                                     Sioux Falls SD  57193

                    (b)       Trustee's name(s) and address(es):

                                     None

14.       Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                   ( )      Yes                         (X)      No

                   If Yes, for each UIT state:

                            Name(s):

                            File No.:

                            Business Address:

15.       (a)      Did the fund obtain approval from the board of directors concerning the decision to engage  in a
                   Merger, Liquidation or Abandonment of Registration?

                            ( )      Yes                         (X)      No

                    If Yes, state the date on which the board vote took place:

                    If No, explain: The fund is a separate account of Midland National Life Insurance Company registered as a unit investment trust, and therefore the fund does not and never did have a board of directors

          (b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or
                    Abandonment of Registration?

                            ( )      Yes                         (X)      No

                    If Yes, state the date on which the shareholder vote took place:

                    If No, explain: The policy owners who utilized the fund had no voting rights or privileges. In connection with the merger of Investors Life Insurance Company into Midland National Life Insurance Company, Investors Life
                    Separate Account D was merged into Midland National's Separate Account C. The unit values were equal in both separate accounts and were exchanged dollar for dollar.

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II.       Distributions to Shareholders

          16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                   ( )      Yes                         (X)      No

                    (a)       If Yes, list the date(s) on which the fund made those distributions:

                    (b)       Were the distributions made on the basis of net assets?

                            ( )      Yes                         ( )      No

                    (c)       Were the distributions made pro rata based on share ownership?

                            ( )      Yes                         ( )      No

                    (d)       If No to (b) or (c) above, describe the method of distributions to shareholders. For Merger, provide the exchange ratio(s) used and explain how it was calculated:

                            Unit vales were equal in both separate accounts so the shares (units) were exchanged dollar for dollar
                            (one to one).

                    (e)       Liquidations only: Were any distributions to shareholders made in kind?

                            ( )      Yes                         ( )      No

                              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          17.       Closed-end funds only:

                              Has the fund issued senior securities?

                   ( )      Yes                         ( )      No

                              If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

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18.       Has the fund distributed all of its assets to the fund's shareholders?

                   ( )  Yes                    (X)      No

                   If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

                        None

(b)       Describe the relationship of each remaining shareholder to the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                   ( )      Yes                         (X)      No

                   If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.      Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
                   (See question 18 above)

                   ( )  Yes                    (X)      No

                   If Yes,

          (a)       Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)       Why has the fund retained the remaining assets?

          (c)       Will the remaining assets be invested in securities?

                        ( ) Yes                         ( )      No

21.       Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                   ( )  Yes                    (X)      No

                   If Yes,

          (a)       Describe the type and amount of each debt or other liability:

          (b)       How does the fund intend to pay these outstanding debs or other liabilities?

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IV.       Information About Events(s) Leading to Request For Deregistration

22.       (a)    List the expenses incurred in connection with the Merger or Liquidation:

                    (i)       Legal expenses: $13,500.00

                    (ii)      Accounting expenses: None

                    (iii)     Other expenses (list and identify separately): None

                    (iv)      Total expenses (sum of lines (i)-(iii) above: $13,500.00

          (b)       How were those expenses allocated? Legal expenses in connection with the merger.

          (c)       Who paid those expenses? Midland National Life Insurance Company

          (d)       How did the fund pay for unamortized expenses (if any)? None

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger or
          Liquidation?

                   ( )      Yes                         ( )      No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

                   See Plan of Merger attached as Exhibit A.

V.        Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

                   ( )      Yes                         (X)      No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.       Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                   ( )      Yes                         (X)      No

          If Yes, describe the nature and extent of those activities:


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              VI   Mergers Only

26.       (a)       State the name of the fund surviving the Merger:

                                     Midland National Separate Account C

          (b)       State the Investment Company Act file number of the fund surviving the Merger:

                                      811- 07772

          (c)       If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d)       If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                            Attached as Exhibit A

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                                           VERIFICATION


     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of  Investors  Life Separate
                                                                       -------------------------
                                                                            (Name of Fund)

Account D;   (ii) he or she is the Senior Vice President and General Counsel  of  Midland National Life
---------                          -----------------------------------------     ---------------------
                                               (Title)

Insurance Company;  and (iii) all actions by shareholders, directors, and any
-------------------
 (Name of Fund)

body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                                                 (Signature)

                                                                 /s/
                                                                 -----------------------------
                                                                      Stephen P. Horvat, Jr.


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                          PLAN and AGREEMENT OF MERGER
                                     BETWEEN
                  INVESTORS LIFE INSURANCE COMPANY OF NEBRASKA
                                       AND
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY

          This PLAN AND AGREEMENT OF MERGER made this ___30th__ day of ___August__ , 1996, by and between Investors Life Insurance Company of Nebraska, a South Dakota corporation, hereinafter called "ILI" and Midland National Life Insurance Company, a South Dakota corporation, hereinafter called "MNL".

                                   WITNESSETH:

          WHEREAS, ILI is a corporation duly organized and validly existing under the laws of the State of South Dakota, and the MNL is a corporation duly organized and validly exiting under the laws of the State of South Dakota;

          WHEREAS, MNL is duly authorized to issue 2,549,439 common shares, par value of $1.00 per share, of which 2,549,439 shares are validly issued and outstanding, fully paid and non-assessable;

          WHEREAS, ILI is duly authorized to issue 278,760 common shares, par value of $10.00 per share, of which 278,760 shares are validly issued and outstanding, fully paid and non-assessable. All such shares are owned by MNL; and

          WHEREAS, the respective Boards of Directors of MNL and ILI deem it desirable and in the best interests of their respective corporations and the shareholders of their respective corporations to merge ILI into and with MNL pursuant to the Business Corporation Act of the State of South Dakota and the South Dakota Insurance Laws and have proposed, declared advisable and approved such merger pursuant to this Plan and Agreement of Merger, which has been duly approved by resolutions of the respective Boards of Directors of MNL and ILI.

          NOW, THEREFORE, in consideration of the premises and for the purpose of prescribing the terms and conditions of said merger, the mode of carrying the same into effect, the manner of converting the shares of each of ILI and MNL into shares or other securities or obligations of the Surviving Company, and such other details and provisions as are deemed necessary or proper, the parties hereto have agreed and do hereby agree, subject to the adoption and approval of this Plan and Agreement of Merger by the requisite vote or written consent of the shareholders of each of MNL and ILI, and subject to the conditions hereinafter set forth, as follows:


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          1. The Merger. A. Upon the terms and subject to the conditions set forth herein, on the Effective Date (as defined below in Section 2.C), ILI shall merge with and into MNL ("Merger"). MNL shall be the surviving corporation of the Merger (in such capacity, the "Surviving Company") and shall remain a South Dakota corporation governed by and subject to the laws of the State of South Dakota.

          B. On the Effective Date, the identity, existence, purposes, powers, objects, franchises, rights and immunities of the Surviving Company shall continue unaffected and unimpaired by the Merger, and corporate identity, existence, purposes, powers, objects, franchises, rights and immunities of ILI shall be wholly merged into the Surviving Company, and the Surviving Company shall be fully vested therewith. Accordingly, on the Effective Date, the separate existence of ILI shall cease.

          2. Conditions. A. The obligations of each of ILI and MNL to effect the Merger shall be subject to the satisfaction at or prior to the Effective Date of the following conditions:

                    (i) All required consents, approvals and authorizations of federal, state or local governmental and regulatory authorities (including without limitation (i) the South Dakota Director of Insurance, and (ii) the receipt from the Securities and Exchange Commission of an order of exemption pursuant to Section 17(b) of the Investment Company Act of 1940 from Section 17(a) of such Act shall have been obtained without any conditions materially adverse to either party; and

                    (ii) This Agreement shall have been approved by the shareholders of each of ILI and MNL.

                    B. This Plan and Agreement of Merger shall be submitted (i) for adoption and approval by the shareholders of each of ILI and MNL in accordance with the applicable laws of the State of South Dakota, and (ii) for approval by the South Dakota Director of Insurance. If this Plan and Agreement of Merger is adopted and approved by the requisite vote or written consent of such shareholders, and if this Plan and Agreement of Merger is approved by the South Dakota Director of Insurance and all other required consents and approvals are obtained, and if this Plan and Agreement of Merger is not terminated, then the requisite documents shall be filed with the Secretary of State of South Dakota in order to consummate the merger in accordance with the laws of said State.

                    C. The Merger shall be and become effective as of the date and time when the South Dakota Secretary of State issues a certificate of merger ("Effective Date"). The parties shall not request that such certificate of merger be issued unless and until the conditions in paragraph (A) above shall have been satisfied.

                    D. The parties hereto shall use reasonable efforts to cause, subject to regulatory approval, the Merger to occur at the earliest time possible.

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                    3. Conversion of Shares. The manner and basis of converting the shares of each of ILI and MNL into shares or other securities or obligations of the Surviving Company, is as follows:

                    (A) each share of MNL which is issued and outstanding immediately prior to the Effective Date shall remain an issued and outstanding share of the Surviving Company on and after the Effective
          Date: and

                    (B) each share of ILI which is issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, cease to exist and be canceled, without payment or other consideration to the holder thereof.

          4.       Effect of Merger.      On the Effective Date:

                    A. The Surviving Company shall thereupon and thereafter possess all the rights, privileges, immunities, and franchises, of a public as well as of a private nature, of each of ILI and MNL. All property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, and all other choses in action, and all and every other interest, of or belonging to or due to ILI or MNL, shall be taken and considered transferred to and vested in the Surviving Company without further act or deed. The title to any real estate, or any interest therein, vested in ILI or MNL shall not revert or be in any way impaired by reason of the Merger.

                    B. The Surviving Company shall thenceforth be responsible and liable for all the liabilities and obligations of ILI and MNL. Any claim existing or action or proceeding pending by or against ILI or MNL may be prosecuted as if the Merger had not taken place, or the Surviving Company may be substituted in its place. Neither the rights of creditors nor any liens upon the property of ILI or MNL shall be impaired by the Merger.

                    C. All contracts by and between solely ILI and MNL shall be terminated and shall be of no further force and effect.

                    D. MNL will (i) own all assets held in ILI's Separate Account B and Separate Account D, (ii) MNL will succeed to the obligations of the variable life and variable annuity contracts issued by ILI and supported by the assets in Separate Account B and Separate Account D, respectively, and (iii) MNL will control such separate accounts.

                    E. The assets and liabilities of each of ILI and MNL shall be taken up on the books of the Surviving Company in the amounts at which they respectively shall be carried on the books of ILI or MNL, respectively, on the Effective Date, subject to such adjustments as may be required in accordance with statutory accounting principles.

                    F. The officers and directors of MNL on the Effective Date shall be the officers and directors of the Surviving Company unless and until changed in accordance with the Articles of Incorporation and By-laws of the Surviving Company.


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                    G. The name of MNL shall be and remain Midland National Life
          Insurance Company.

                    H. The Restated Articles of Incorporation of MNL, as on file with the Secretary of State of the State of South Dakota, shall be and become and remain the Articles of Incorporation of the Surviving Company until amended as provided by law. The By-laws of MNL, as in effect on the Effective Date, shall be and remain the By-laws of the Surviving Company until amended as provided by law.

                    5. Provisions re Separate Accounts. Immediately after the merger of ILI with and into MNL ( but on the same date of the Merger), the following shall occur with respect to the separate accounts of
          ILI:

          A. The assets and liabilities of ILI Separate Account B shall be transferred to MNL Separate Account A (the "A/B Separate Account Transfer"). Pursuant to such transfer:

                    (i) All ILI Separate Account B assets shall be transferred to MNL Separate Account A, and MNL Separate Account A shall assume all liabilities and contractual obligations of ILI Separate Account B;

                    (ii) Each ILI Separate Account B contract owner will possess a number of MNL Separate Account A units (both full and fractional) that, when multiplied by the unit value of MNL Separate Account A units, will result in an aggregate value equal to the aggregate value of the units the contract owner had in ILI Separate Account B immediately prior to the A/B Separate Account Transfer;

                    (iii) MNL shall issue to each ILI Separate Account B contract owner a contract endorsement indicating that such contracts are thereafter funded by MNL Separate Account A;

                    (iv) Except for the change in the depositor and the separate account funding the ILI Separate Account B contracts, all rights and benefits of the ILI Separate Account B contract owners shall remain unchanged. In particular, the assets supporting the former ILI Separate Account B will continue to be invested in the same portfolio of funds, and the fees deducted from such assets after the A/B Separate Account Transfer will not differ in type or amount from those currently being deducted;

                    (v) No charges, costs, fees or other expenses are to be incurred by the contract owners of ILI Separate Account B or MNL Separate Account A as a result of, or in connection with, the A/B Separate Account Transfer; and

                    (vi) The units of Separate Account B shall be canceled and ILI Separate Account B shall be deregistered under the Investment Company Act of 1940 (as amended) and shall cease to exist.

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          B.        The assets and liabilities of ILI Separate Account D shall be transferred to MNL Separate Account C (the "C/D Separate Account Transfer"). Pursuant to such transfer:

                    (i) All ILI Separate Account D assets shall be transferred to MNL Separate Account C, and MNL Separate Account C shall assume all liabilities and contractual obligations of ILI Separate Account D;

                    (ii) Each ILI Separate Account D contract owner will possess a number of MNL Separate Account C units (both full and fractional) that, when multiplied by the unit value of MNL Separate Account C units, will result in an aggregate value equal to the aggregate value of the units the contract owner had in ILI Separate Account D immediately prior to the C/D Separate Account Transfer;

                    (iii) MNL shall issue to each ILI Separate Account D contract owner a contract endorsement indicating that such contracts are thereafter funded by MNL Separate Account C;

                    (iv) Except for the change in the depositor and the separate account funding the ILI Separate Account D contracts, all rights and benefits of the ILI Separate Account D contract owners shall remain unchanged. In particular, the assets supporting the former ILI Separate Account D will continue to be invested in the same portfolio of funds, and the fees deducted from such assets after the C/D Separate Account Transfer will not differ in type or amount from those currently being deducted;

                    (v) No charges, costs, fees or other expenses are to be incurred by the contract owners of ILI Separate Account D or MNL Separate Account C as a result of, or in connection with, the C/D Separate Account Transfer; and

                    (vi) The units of Separate Account D shall be canceled and ILI Separate Account D shall be deregistered under the Investment Company Act of 1940 (as amended) and shall cease to exist.

                    6. Further Acts. ILI and MNL shall take, or cause to be taken, all action, or do or cause to be done, all things necessary, proper or advisable under the laws of the State of South Dakota, to consummate and make effective the Merger.

                    7. Abandonment. At any time prior to the Effective Date and whether before or after submission to the stockholders of ILI and MNL, the Merger may be abandoned and this Plan and Agreement of Merger may be terminated by the mutual consent of the respective Boards of Directors of each of ILI and MNL. In the event of the abandonment of the Merger and the termination of this Plan and Agreement of Merger pursuant to the foregoing sentence, this Agreement shall become void and have no effect, without any liability on the part of either of ILI or MNL or its stockholders or directors or officers.



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                    IN WITNESS WHEREOF, ILI and MNL have duly caused their names to be subscribed to this Plan and Agreement of Merger under their respective corporate seals, all as of the day and year first above written.

                             INVESTORS LIFE INSURANCE COMPANY OF NEBRASKA


                             By: /s/______________________________________
                                      John C. "Jack" Watson, Chairman
                                      And Chief Executive Officer


                             By: /s/______________________________________
                                      Jack L. Briggs, Vice President, Secretary
                                      And General Counsel

                             MIDLAND NATIONAL LIFE INSURANCE COMPANY


                             By: /s/______________________________________
                                      John C. "Jack" Watson, Chairman
                                      And Chief Executive Officer


                             By: /s/______________________________________
                                      Jack L. Briggs, Vice President, Secretary
                                      And General Counsel